The Glenmede Fund, Inc. and The Glenmede Portfolios

c/o State Street Bank and Trust Company

1 Lincoln Street, Floor 8

SFC0805

Boston, MA 02111

February 7, 2023

VIA EDGAR CORRESPONDENCE

Ms. Mindy Rotter, Esq., CPA

Division of Investment Management

Disclosure Review and Accounting Office

New York Regional Office

100 Pearl Street, Suite 20-100

New York, NY 10004-2616

Re:	The Glenmede Fund, Inc.—Registration Nos. 33-22884 and 811-05577

The Glenmede Portfolios—Registration Nos. 33-46593 and 811-06578

(the “Funds” or “Registrants”)

Dear Ms. Rotter:

This letter is in response to your comments provided via telephone on January 10, 2023, relating to the Funds’ October 31, 2021 annual report to shareholders (the “Annual Report”), which was filed with the Securities and Exchange Commission (the “SEC”) on Form N-CSR on January 5, 2022, and annual reports on Form N-CEN filed on January 4, 2022 (the “Reports on Form N-CEN”):

1.

Comment: In the Annual Report, each of the Quantitative U.S. Large Cap Core Equity Portfolio, Responsible ESG U.S. Equity Portfolio and Equity Income Portfolio, discloses amounts of income from securities lending activities. However, Item C.6.f in the Reports on Form N-CEN for the Portfolios indicates that the monthly average of the value of portfolio securities on loan during the reporting period was [$]0.00. Please explain why this response on the Reports on Form N-CEN for these Portfolios was [$]0.00 and consider whether the Registrants should file an amended Form N-CEN.

Response: The Registrant notes that State Street Bank and Trust Company (“State Street”), in its capacity as the Funds’ securities lending agent, calculates the monthly average of the value of portfolio securities on loan as of the last day of each month, a methodology that is noted as reasonable in the SEC’s “Investment Company Reporting Modernization Frequently Asked Questions.”1 State Street’s calculation of securities lending income, however, includes all days of the period. State Street has confirmed that these Portfolios did not have securities on loan on the last day of the month during the reporting period. This is why securities lending income was reported on the Annual Report for the Portfolios, but the monthly average of the value of portfolio securities on loan was disclosed as [$]0.00 in the Reports on Form N-CEN.

[1]

Accounting and Disclosure Information – Investment Company Reporting Modernization Frequently Asked Questions (updated April 21, 2021), Form N-CEN, Q.7, https://www.sec.gov/investment/investment-company-reporting-modernization-faq

2.

Comment: In the “Management Discussion and Analysis” section of the Annual Report (the “MD&A”), the gross expenses for the Short Term Tax Aware Portfolio were disclosed as 0.54%. However, the prospectus dated February 28, 2022 (the “Prospectus”), disclosed gross expenses of 0.64%. Please explain the difference.

Response: The Registrant confirms that the Portfolio’s gross expenses as stated in the unaudited MD&A for the Portfolio was incorrect and instead stated the Portfolio’s net expenses. The Registrant notes, however, that this error was substantially mitigated because the Portfolio’s gross and net expenses were accurately stated in the audited “Financial Highlights” section of the Annual Report, in the Prospectus under “Fees and Expenses of the Portfolio” and under “Financial Highlights”. Furthermore, the MD&A containing the error has since been replaced with accurate disclosure in the 2022 Annual Report to Shareholders that filed with the SEC on December 27, 2022. Lastly, the Registrant notes that the Portfolio’s expenses were, and they continue to be, contractually limited to 0.55% of its total annual operating expenses. The Registrant has taken into consideration and analyzed the matter, including materiality, and has determined that no reasonable action would further mitigate the situation.

3.	Comment: Please review EDGAR for any Portfolios that have merged, liquidated or closed and provide any missing ticker symbols and confirm in correspondence that EDGAR has been updated accordingly.

Response: The Registrants have reviewed such information on the SEC’s EDGAR site and updated it accordingly.

4.

Comment: The language relating to investment objectives in the MD&A with respect to Strategic Equity Portfolio, Small Cap Equity Portfolio, Core Fixed Income Portfolio, and Muni Intermediate Portfolio are not consistent with the investment objectives disclosed in the Prospectuses. Please confirm that going forward, the Registrants will make such language consistent.

Response: The Registrants confirm that going forward, such language will be consistent.

The preceding comments and related responses have been provided by and discussed with management of the Registrants.

Please contact me at (617) 285-4403 if you have any questions regarding the Registrants’ responses.

Very truly yours,

/s/ Daniel Bulger
Daniel Bulger